Exhibit 99.1

Delixy Holdings Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SINGAPORE, April 29, 2026 (GLOBE NEWSWIRE) -- Delixy Holdings Limited (Nasdaq: DLXY) (the “Company” or “Delixy”), a Singapore-based company engaged in the trading of oil related products, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on April 23, 2026, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from March 11, 2026 to April 22, 2026, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 20, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by October 20, 2026, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Delixy Holdings Limited

Delixy Holdings Limited is a Singapore-based company principally engaged in the trading of oil-related products, including (i) crude oil and (ii) oil-based products such as fuel oil, motor gasoline, additives, gas oil, base oil, asphalt, naphtha (heavy gasoline) and petrochemicals. Operating across multiple countries in Southeast Asia, East Asia, and Middle East, Delixy has established a strong presence in the region's oil trading markets. While Delixy maintains a diversified portfolio of oil products, crude oil trading represents a core aspect of its business. The Company leverages its strong existing relationships with customers and suppliers as well as deep industry expertise to provide value-added services, including tailored recommendations on optimal trading strategies and shipping and logistical support where required. In addition, the Company's financing capabilities allow it to extend credit terms to customers while satisfying suppliers' immediate payment terms. For more information, please visit the Company's website: https://ir.delixy.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Registration Statement and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

For media inquiries, please contact:

Delixy Holdings Limited

Investor Relations Department

Email: ir@delixy.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com